Exhibit 99.1

Canada Goose Announces Election of Directors

and Appointment of Lead Director

Toronto, ON (August 4, 2023) – Canada Goose Holdings Inc. (NYSE, TSX: GOOS), a global performance luxury and lifestyle brand, today announced the voting results from its annual meeting of shareholders (“the Meeting”) held on August 4, 2023.

At the Meeting, all the nominees for election as directors listed in the Company’s management information circular dated June 22, 2023, were elected by a majority of the votes cast by shareholders virtually present or represented by proxy at the Meeting. The voting results for each nominee are as follows:

Nominee	Votes For	%	Votes Withheld	%
Michael D. Armstrong	536,082,825	98.86%	6,166,871	1.14%
Joshua Bekenstein	527,841,866	97.34%	14,407,830	2.66%
Jodi Butts	532,462,458	98.20%	9,787,238	1.80%
Maureen Chiquet	540,691,848	99.71%	1,557,848	0.29%
Ryan Cotton	527,073,518	97.20%	15,176,178	2.80%
John Davison	540,953,722	99.76%	1,295,974	0.24%
Stephen Gunn	536,002,375	98.85%	6,247,321	1.15%
Dani Reiss	527,632,999	97.30%	14,616,673	2.70%
Belinda Wong	542,090,662	99.97%	159,034	0.03%

Furthermore, Deloitte LLP was reappointed as the Company’s auditor for the ensuing year by a majority of the votes cast by shareholders virtually present or represented by proxy at the Meeting.

The full voting results for the above matters are disclosed in the report on voting results of the Company dated August 4, 2023, available on SEDAR under the Company’s profile.

Lead Director

The Company further announces that, effective as of July 12, 2023, Mr. John Davison, a current independent director of the Company, was appointed to the position of Lead Director of Canada Goose, in replacement of Ms. Maureen Chiquet. Mr. Davison is also the Chair of the Audit Committee of the Company.

About Canada Goose

Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

Contacts

Investors: ir@canadagoose.com

Media: media@canadagoose.com